UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009	File No.: 001-31891

TRANSGLOBE ENERGY CORPORATION
(Translation of registrant's name into English)

#2500, 605 – 5th Avenue S.W., Calgary, AB T2P 3H5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Press Release dated August 6, 2009: TRANSGLOBE ENERGY CORPORATION ANNOUNCES SECOND QUARTER 2009 FINANCIAL AND OPERATING RESULTS

99.2	Q2 2009 MD&A

99.3	Q2 2009 Financial Statements and Notes

99.4	Q2 2009 Form 52-109 CEO Certification

99.5	Q2 2009 Form 52-109 CFO Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: August 6, 2009	By:	/s/ David Ferguson
David C. Ferguson
Vice President Finance & CFO